Exhibit 12.3
Ameren Illinois Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2008	2009	2010	(a)	2011	2012
Earnings available for fixed charges, as defined:
Net income from continuing operations	$40,713	$133,360	$212,547		$195,731	$143,626
Tax expense based on income	15,866	78,970	136,614		126,821	94,166
Fixed charges (b)	153,237	173,945	161,816		141,308	134,191
Earnings available for fixed charges, as defined	$209,816	$386,275	$510,977		$463,860	$371,983
Fixed charges, as defined:
Interest expense on short-term and long-term debt (b)	$140,289	$160,647	$147,366		$129,300	$119,248
Estimated interest cost within rental expense	1,890	3,797	3,899		3,581	3,577
Amortization of net debt premium, discount, and expenses	11,058	9,501	10,551		8,427	11,366
Total fixed charges, as defined	$153,237	$173,945	$161,816		$141,308	$134,191
Ratio of earnings to fixed charges	1.36	2.22	3.15		3.28	2.77
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$6,160	$5,678	$4,435		$3,045	$3,023
Adjustment to pretax basis	2,401	3,362	2,396		1,973	1,982
	$8,561	$9,040	$6,831		$5,018	$5,005

Combined fixed charges and preferred stock dividend requirements	$161,798	$182,985	$168,647		$146,326	$139,196
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.29	2.11	3.02		3.17	2.67

(a)
Effective October 1, 2010, Central Illinois Light Company and Illinois Power Company merged with and into Central Illinois Public Service Company, with the surviving corporation renamed Ameren Illinois Company. In accordance with authoritative guidance, periods presented reflect the combined results for continuing operations. See Note 1 - Summary of Significant Accounting Policies and Note 16 - 2010 Corporate Reorganization under Part II, Item 8 of this Form 10-K for additional information.

(b)	Includes interest expense related to uncertain tax positions.